Exhibit 99.1

Provident Announces 2011 U.S. Tax Reporting Information

All values are in Canadian dollars.

CALGARY, Feb. 9, 2012 /CNW/ - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today its 2011 U.S. Shareholder Tax Information.

Provident is treated as a corporation for U.S. federal income tax purposes. As a corporation, Provident's dividends to U.S. shareholders may be "qualified dividends" as determined under the U.S. Internal Revenue Code.

Provided the dividends received by U.S. resident shareholders in 2011 are considered to be qualified dividends as noted above, 100 percent of the dividends should be reported as "qualified dividends" with 0 percent being reported as tax deferred return of capital.

To assist with the preparation of 2011 U.S. tax information, non-registered U.S. shareholders should receive a Form 1099-DIV from their broker or intermediary. Provident's transfer agent, Computershare Trust Company, will issue a Form 1099-DIV to all registered U.S. shareholders.

Dividends paid to non-residents of Canada were subject to withholding tax at a minimum of fifteen percent, which was withheld prior to the dividends being paid to the shareholder.  Dividends after January 2011, paid into a U.S. qualified retirement account should not be subject to any withholding taxes. Information regarding the amount of Canadian tax withheld in 2011 should be determined from your own records and is not available from Provident.

Tax information pertaining to 2011 and prior years is available on Provident's website at:  http://www.providentenergy.com/investor/taxinfo.cfm.

The summary contained in this news release is of a general nature only and does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident shares (units prior to January 1, 2011). Holders or potential holders of Provident shares are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident shares.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

%CIK: 0001142229

For further information:

Investor and Media Contact:
Raina Vitanov
Manager, Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:
2100, 250 - 2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com

CO: Provident Energy Ltd.

CNW 17:34e 09-FEB-12